# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ArriVent BioPharma, Inc., CIK 0001868279
CUSIP: 04272N102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 18 Campus Boulevard, Suite 100, Newtown Square, Pennsylvania (PA), 19073
Date of event which requires filing of this statement: 10/06/2026
Amends the filing with accession number 0000947871-24-000091
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital GP VIII LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Asia GP IV, L.P., 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Advisors IV Limited, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,875,962; sole dispositive power 0; shared dispositive power 2,875,962; aggregate amount beneficially owned 2,875,962 (5.8% of the class)
- OrbiMed Capital GP VIII LLC (CIK 0001845804): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,437,981; sole dispositive power 0; shared dispositive power 1,437,981; aggregate amount beneficially owned 1,437,981 (2.9% of the class)
- OrbiMed Asia GP IV, L.P. (CIK 0001966836): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,437,981; sole dispositive power 0; shared dispositive power 1,437,981; aggregate amount beneficially owned 1,437,981 (2.9% of the class)
- OrbiMed Advisors IV Limited (CIK 0001966835): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,437,981; shared voting power 0; sole dispositive power 1,437,981; shared dispositive power 0; aggregate amount beneficially owned 1,437,981 (2.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ArriVent BioPharma, Inc.
Address of issuer's principal executive offices: 18 Campus Boulevard, Suite 100, Newtown Square, Pennsylvania (PA), 19073
Comment: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D supplements and amends the Statement on Schedule 13D filed by OrbiMed Advisors LLC ("OrbiMed Advisors"), OrbiMed Capital GP VIII LLC ("GP VIII"), OrbiMed Asia GP IV, L.P. ("OAP GP IV"), and OrbiMed Advisors IV Limited ("Advisors IV") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on February 5, 2024 and amended by Amendment No. 1 thereto filed with the SEC on August 13, 2025. This Amendment No. 2 is being filed to report that as a result of the transactions described in Item 5 below, the beneficial ownership of the outstanding shares of the Issuer's common stock, par value $0.0001 per share (the "Shares") that the Reporting Persons may be deemed to beneficially own decreased by more than 1%.

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
GP VIII, a limited liability company organized under the laws of Delaware.
OAP GP IV, a Cayman Islands exempted limited partnership.
Advisors IV, a Cayman Islands exempted company.
Carl L. Gordon, a United States citizen.
W. Carter Neild, a United States citizen.
Geoffrey C. Hsu, a United States citizen.
C. Scotland Stevens, a United States citizen.
David P. Bonita, a United States citizen.
Peter A. Thompson, a United States citizen.
Matthew S. Rizzo, a United States citizen.
Mona Ashiya, a United States citizen.
Trey Block, a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors is the managing member or advisory company of certain entities as more particularly described in Item 6 below.
GP VIII is the general partner of a limited partnership as more particularly described in Item 6 below.
OAP GP IV is the general partner of a limited partnership as more particularly described in Item 6 below.
Advisors IV is the general partner of OAP GP IV as more particularly described in Item 6 below.
Carl L. Gordon is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Mona Ashiya is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer's business on behalf of the Reporting Persons' respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 49,307,729 outstanding Shares, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2026.

As of the date of this filing, OrbiMed Private Investments VIII, LP ("OPI VIII"), a limited partnership organized under the laws of Delaware, holds 1,437,981 Shares, constituting approximately 2.9% of the issued and outstanding Shares. GP VIII is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII, and OrbiMed Advisors is the managing member of GP VIII, pursuant to the terms of the limited liability company agreement of GP VIII. As a result, OrbiMed Advisors and GP VIII share power to direct the vote and disposition of the Shares held by OPI VIII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VIII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, W. Carter Neild, and Geoffrey C. Hsu, each of whom disclaims beneficial ownership of the Shares held by OPI VIII.

In addition, OrbiMed Advisors and GP VIII, pursuant to their authority under the limited partnership agreement of OPI VIII, caused OPI VIII to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OrbiMed Asia Partners IV, L.P. ("OAP IV"), a limited partnership organized under the laws of the Cayman Islands, holds 1,437,981 Shares, constituting approximately 2.9% of the issued and outstanding Shares. OAP GP IV is the general partner of OAP IV pursuant to the terms of the limited partnership agreement of OAP IV, Advisors IV is the general partner of OAP GP IV pursuant to the terms of the limited partnership agreement of Advisors IV, and OrbiMed Advisors is the advisory company of OAP IV pursuant to the terms of the limited partnership agreement of OAP IV. As a result, OAP GP IV, Advisors IV, and OrbiMed Advisors share power to direct the vote and disposition of the Shares held by OAP IV and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OAP IV. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, W. Carter Neild, and Geoffrey C. Hsu, each of whom disclaims beneficial ownership of the Shares held by OAP IV.

In addition, Advisors IV and OAP GP IV, pursuant to their authority under the limited partnership agreement of OAP IV, caused OAP IV to enter into the agreements referred to in Item 6 below.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
On October 6, 2026, OPI VIII sold 75,683 Shares at a price of $11.71.
On October 6, 2026, OAP IV sold 75,683 Shares at a price of $11.71.

The Reporting Persons undertake, upon request by the staff of the SEC or the Issuer to provide full information regarding the number of Shares sold at each separate price.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VIII is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII. Pursuant to this agreement and relationship, GP VIII has discretionary investment management authority with respect to the assets of OPI VIII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VIII. The number of outstanding Shares of the Issuer attributable to OPI VIII is 1,437,981 Shares. GP VIII, pursuant to its authority under the limited partnership agreement of OPI VIII, may be considered to hold indirectly 1,437,981 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OAP GP IV is the general partner of OAP IV, pursuant to the terms of the limited partnership agreement of OAP IV and Advisors IV is the general partner of OAP GP IV pursuant to the terms of the limited partnership agreement of OAP GP IV. Pursuant to this agreement and relationship, OAP GP IV and Advisors IV have discretionary investment management authority with respect to the assets of OAP IV. Such authority includes the power to vote and otherwise dispose of securities held by OAP IV. The number of outstanding Shares of the Issuer attributable to OAP IV is 1,437,981 Shares. OAP GP IV and Advisors IV, pursuant to their authority under the limited partnership agreements of OAP IV and Advisors IV, respectively, may be considered to hold indirectly 1,437,981 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of GP VIII, pursuant to the terms of the limited liability company agreement of GP VIII, and OrbiMed Advisors is the advisory company of OAP IV, pursuant to the terms of the limited partnership agreement of OAP IV. Pursuant to these agreements and relationships, OrbiMed Advisors and GP VIII have discretionary investment management authority with respect to the assets of OPI VIII, and OrbiMed Advisors, OAP GP IV, and Advisors IV have discretionary investment management authority with respect to the assets of OAP IV. Such authority includes the power of GP VIII to vote and otherwise dispose of securities held by OPI VIII and OAP GP IV and Advisors IV to vote and otherwise dispose of securities held by OAP IV. The number of outstanding Shares attributable to OPI VIII is 1,437,981 Shares, and the number of outstanding Shares attributable to OAP IV is 1,437,981 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP VIII, as well as the limited partnership agreement of OAP IV, may also be considered to hold indirectly 2,875,962 Shares.

Investors' Rights Agreement

In addition, OPI VIII, OAP IV, and certain other stockholders of the Issuer entered into an Amended and Restated Investors' Rights Agreement with the Issuer (the "Investors' Rights Agreement"), dated as of December 16, 2022. Pursuant to the Investors' Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time beginning 180 days following the effective date of the registration statement of the IPO, the holders of at least a majority of the Issuer's registrable securities may request that the Issuer file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") on a Form S-1 at the Issuer's expense, subject to certain exceptions, with an anticipated aggregate offering price, net of offering expenses, of more than $20 million, in which case the Issuer will be required to effect the registration as soon as practicable, and in any event within 60 days after the date of such registration request. The Issuer is not obligated to effect more than two of these registrations.

Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors' Rights Agreement, holders of at least 10% of the registrable securities under the Investors' Rights Agreement may request that the Issuer prepare and file a registration statement on Form S-3 at the Issuer's expense covering the Shares of such holders having an anticipated aggregate offering price, net of offering expenses, of at least $5 million, in which case the Issuer will be required to effect the registration as soon as practicable, and in any event within 45 days after receiving such request. If the Issuer determines that it would be detrimental to the Issuer and its stockholders to effect a requested registration, the Issuer may postpone each such registration for a period of up to 60 days; provided that the Issuer may neither invoke this right more than once in any 12-month period nor effect a registration for its own account or any other stockholder during such 60-day period.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to certain excluded registrations, OPI VIII and OAP IV will each be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of Shares included in the registration, to include the Shares held by them in the registration.

The foregoing description of the Investors' Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors' Rights, which is filed as Exhibit 2 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

1. Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VIII LLC, OrbiMed Asia GP IV, L.P., and OrbiMed Advisors IV Limited.

2. Amended and Restated Investors' Rights Agreement by and among the Issuer and certain of its stockholders, dated as of December 16, 2022 (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 (File No. 333-276397), filed with the SEC on January 5, 2024).

## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Member (10/08/2026)
- OrbiMed Capital GP VIII LLC: /s/ Carl L. Gordon, Member of OrbiMed Advisors LLC (10/08/2026)
- OrbiMed Asia GP IV, L.P.: /s/ Carl L. Gordon, Director of OrbiMed Advisors IV Limited (10/08/2026)
- OrbiMed Advisors IV Limited: /s/ Carl L. Gordon, Director (10/08/2026)